Effective March 1, 2010, each Fund changed its name and rescinded its non-fundamental investment policy to, under normal market conditions, invest at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of floating rate debt instruments, securities with durations of less than or equal to one year, and fixed rate securities with respect to which the Fund has entered into derivative instruments to effectively convert the fixed rate interest payments into floating rate interest payments. Each Fund now seeks to achieve its investment objective by ordinarily investing in a diversified portfolio of floating and/or fixed-rate debt instruments.

The new names of the Funds, formerly named PIMCO Floating Rate Income Fund
(PFL) and PIMCO Floating Rate Strategy Fund (PFN), are PIMCO Income Strategy Fund and PIMCO Income Strategy Fund II, respectively. The New York Stock Exchange ticker symbols for the Funds' common shares (PFL and PFN) remain the same.

Under their new names and policies, the Funds have flexibility to allocate and re-allocate assets in varying proportions among floating- and fixed-rate debt instruments as well as among investment grade and non-investment grade securities, and may choose to focus more heavily or exclusively on either asset class or rating quality at any time, based on assessments of relative values, market conditions and other factors made by the Sub-Adviser.

Effective December 28, 2009, the investment policies and guidelines of the Funds were also revised as follows:

Below Investment Grade Securities: The policies of PFL and PFN, each of which may invest without limit in below investment grade securities, have been revised such that each Fund may not invest more than 20% of its total assets in securities that are, at the time of purchase, rated CCC/Caa or below by each ratings agency rating the security, or unrated but judged by PIMCO to be of comparable quality. Each of the Funds previously observed a limit of 10% of their total assets in CCC+/Caa1 or lower securities. The Funds may also invest without limit in investment grade securities.

The Funds may invest in issuers of any credit quality (including debt securities in the lowest ratings categories and securities that are in default or the issuers of which are in bankruptcy) if the Sub-Adviser determines that the particular security offers an attractive yield relative to its risk profile. Debt securities of below investment grade quality are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and to repay principal, and are commonly referred to as "high yield" securities or "junk bonds." Debt securities in the lowest investment grade category also may be considered to posses some speculative characteristics by certain rating agencies. The Funds' credit quality policies apply only at the time a security is purchased, and the Funds are not required to dispose of a security in the event that a rating agency or the Sub-Adviser downgrades its assessment of the credit characteristics of a particular issue.

Duration: In addition, the prior guideline observed by the Funds of normally having a low average portfolio duration (zero to three years) has been revised such that the average portfolio duration of each Fund will normally be in a low to intermediate range (zero to eight years), although it may be longer at any time based on the Sub-Adviser's assessment of market conditions and other factors. The Sub-Adviser may utilize certain strategies, including investments in structured notes or interest rate futures contracts or swap, cap, floor or collar transactions, for the purpose of reducing the interest rate sensitivity of the Funds' portfolios, although there is no assurance that it will do so or that such strategies will be successful.

Duration is a measure of the expected life of a debt security that is used to determine the sensitivity of the security's price to changes in interest rates. Generally, the longer a security's duration, the more sensitive it will be to changes in interest rates - i.e., the prices of debt obligations typically fall when market interest rates rise.

Emerging Market Securities: Each Fund may now invest up to 25% of its total assets in securities of issuers economically tied to emerging market countries. This reflects an increase in each Fund's previous maximum investment limit in emerging market securities of 10% of total assets.

Foreign investment risk may be particularly high to the extent that the Funds invest in emerging market securities. These securities may present market, credit, currency, liquidity, legal, political and other risks different from, and greater than, the risks of investing in developed foreign countries, including (i) greater risks of expropriation, confiscatory taxation, nationalization and less social, political and economic stability; (ii) the smaller size of the market for such securities and a lower volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict a Fund's investment opportunities, including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.